UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: August 2, 2004

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay	
Suite 4200	**77002**
Houston, Texas	(Zip code)
(Address of principal executive offices)	

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 9. Regulation FD Disclosure

I. Third Quarter and Full Year 2004 Forecast

The forecast items for the third quarter and full year 2004 set forth in, and incorporated herein by reference from, the table below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of this document. This forecast replaces and supersedes any previously issued guidance or forecast.

II. 2004 Natural Gas Financial Collar Contracts and Natural Gas and Crude Oil Financial Price Swap Contracts

With the objective of enhancing the certainty of future revenues, from time to time EOG enters into New York Mercantile Exchange related financial commodity collar and price swap contracts. In addition to these financial transactions, EOG is a party to various physical commodity contracts for the sale of hydrocarbons that cover varying periods of time and have varying pricing provisions. The financial impact of these various physical commodity contracts is included in revenues at the time of settlement, which in turn affects average realized hydrocarbon prices.

EOG has not entered into any additional natural gas financial collar contracts or natural gas or crude oil financial price swap contracts since EOG filed its Current Report on Form 8-K on July 6, 2004, which provided an update of all such financial contracts as of that date. EOG accounts for these collar and price swap contracts using the mark-to-market accounting method.

III. Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the extent to which EOG can replicate on its other Barnett Shale acreage the results of its most recent Barnett Shale wells; political developments around the world; acts of war and terrorism and responses to these acts; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Definitions

$/Bbl	US Dollars per barrel
$/Mcf	US Dollars per thousand cubic feet
$/Mcfe	US Dollars per thousand cubic feet equivalent
$MM	US Dollars in millions
Mbd	Thousand barrels per day
MMcfd	Million cubic feet per day
MMcfed	Million cubic feet equivalent per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: August 2, 2004   By: /s/ TIMOTHY K. DRIGGERS
                                               Timothy K. Driggers
                                               Vice President and Chief Accounting Officer
                                               (Principal Accounting Officer)

Estimated Ranges
(See text for additional information)

	3Q 2004			Full Year 2004		
Daily Production						
Natural Gas (MMcfd)						
US	610	-	635	620	-	635
Canada	200	-	230	200	-	220
Trinidad	165	-	205	160	-	180
UK North Sea	0	-	10	7	-	10
Total	975	-	1,080	987	-	1,045
Crude Oil (Mbd)						
US	19.0	-	21.6	19.8	-	21.0
Canada	2.1	-	2.7	2.3	-	2.5
Trinidad	3.4	-	4.2	3.0	-	3.4
Total	24.5	-	28.5	25.1	-	26.9
Natural Gas Liquids (Mbd)						
US	4.0	-	5.8	4.4	-	5.5
Canada	0.4	-	0.8	0.5	-	0.8
Total	4.4	-	6.6	4.9	-	6.3
Natural Gas Equivalent Volumes (MMcfed)						
US	748	-	799	765	-	794
Canada	215	-	251	217	-	240
Trinidad	185	-	230	178	-	200
UK North Sea	0	-	10	7	-	10
Total	1,148	-	1,290	1,167	-	1,244
Operating Costs						
Unit Costs ($/Mcfe)						
Lease and Well	$0.56	-	$0.60	$0.57	-	$0.61
Depreciation, Depletion and Amortization	$1.04	-	$1.10	$1.06	-	$1.10
Expenses ($MM)						
Exploration, Dry Hole and Impairment	60.0	-	74.0	215.0	-	245.0
General and Administrative	26.0	-	32.0	105.0	-	115.0
Capitalized Interest	1.8	-	2.0	7.5	-	8.5
Net Interest	14.0	-	17.0	55.0	-	70.0
Taxes Other than Income (% of Revenue)	5.5	-	6.5	5.5	-	6.5
Taxes						
Effective Rate	32%	-	36%	32%	-	36%
Deferred Ratio	60%	-	90%	60%	-	80%
Preferred Dividends ($MM)	2.5	-	3.0	10.5	-	11.5
Capital Expenditures Excluding Acquisitions ($MM) - FY 2004			Approximately			1,300
Pricing						
Natural Gas ($/Mcf)						
Differentials (include the effect of physical contracts)						
United States - below NYMEX Henry Hub	$0.25	-	$0.45	$0.25	-	$0.40
Canada - below NYMEX Henry Hub	$0.95	-	$1.35	$0.85	-	$1.10
Realizations						
Trinidad	$1.20	-	$1.45	$1.30	-	$1.45
Crude Oil ($/Bbl)						
Differentials						
US - below WTI	$0.90	-	$1.30	$0.80	-	$1.00
Canada - below WTI	$3.00	-	$4.50	$3.00	-	$4.25
Trinidad - below WTI	$3.50	-	$4.75	$2.50	-	$4.00